CUSIP No. 126369107                                            Page 1 of 7 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1 (a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (a)


                           CSI BUSINESS FINANCE, INC.
                                (Name of Issuer)

                      Series A Convertible Preferred Stock

                         (Title of Class of Securities)

                                    126369107
                                 (CUSIP Number)

                            Timothy J. Connolly, CEO
                         c/o CSI Business Finance, Inc.
                       109 North Post Oak Lane, Suite 422
                              Houston, Texas 77024
                                 (713) 621-2737

                                    Copy to:

                             Clayton E. Parker, Esq.
                   Kirkpatrick & Lockhart Nicholson Graham LLP
                    201 South Biscayne Boulevard, Suite 2000
                              Miami, Florida 33131
                                 (305) 539-3300

             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
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                                 August 30, 2005
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

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CUSIP No. 126369107                                            Page 2 of 7 Pages




                                  SCHEDULE 13D
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(1)   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

      Timothy J. Connolly
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(2)   Check the Appropriate Box if a Member of a Group
                                                                         (a) |_|
                                                                         (b) |X|
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(3)   SEC Use Only

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(4)   Source of Funds

      OO
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(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)
                                                                             |_|
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(6)   Citizenship or Place of Organization

      United States of America
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Number of         (7)   Sole Voting Power
Shares
Beneficially            60,735
Owned             --------------------------------------------------------------
by Each           (8)   Shared Voting Power
Reporting
Person With             -0-
                  --------------------------------------------------------------
                  (9)   Sole Dispositive Power

                        60,735
                  --------------------------------------------------------------
                  (10)  Shared Dispositive Power

                        -0-
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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      60,735
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(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                                                             |_|
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(13)  Percent of Class Represented by Amount in Row (11)

      60.735%
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(14)  Type of Reporting Person (See Instructions)

      IN
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CUSIP No. 126369107                                            Page 3 of 7 Pages

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(1)   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

      Jan Carson Connolly
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(2)   Check the Appropriate Box if a Member of a Group
                                                                         (a) |_|
                                                                         (b) |X|
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(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds

      OO
--------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      United States of America
--------------------------------------------------------------------------------
Number of         (7)   Sole Voting Power
Shares
Beneficially            10,720
Owned             --------------------------------------------------------------
by Each           (8)   Shared Voting Power
Reporting
Person With             -0-
                  --------------------------------------------------------------
                  (9)   Sole Dispositive Power

                        10,720
                  --------------------------------------------------------------
                  (10)  Shared Dispositive Power

                        -0-
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      10,720
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

      10.720%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)

      IN
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CUSIP No. 126369107                                            Page 4 of 7 Pages

ITEM 1. SECURITY AND ISSUER

      This statement (this "Statement") relates to shares of Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), of CSI Business Finance, Inc., a Florida corporation (the "Issuer"). The principal executive office of the Issuer is located at 109 North Post Oak Lane, Suite 422, Houston, Texas 77024.

ITEM 2. IDENTITY AND BACKGROUND

            (a) Pursuant to Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Statement on Schedule 13D on behalf of Timothy J. Connolly and Jan Carson Connolly (collectively, the "Reporting Persons" and each, a "Reporting Person"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by either of the Reporting Persons that such a "group" exists.

            (b) The address of the Reporting Persons is 8602 Pasture View Lane, Houston, Texas 77024.

            (c) Timothy J.  Connolly's  principal  occupation is Chief Executive
Officer of CSI Business Finance, Inc., 101 Hudson Street, Suite 3701, Jersey City, New Jersey 07302. Jan Carson Connolly's principal occupation is journalist.

            (d) During the last five (5) years, neither Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

            (e) Both Reporting Persons are U.S. citizens.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            On August 30, 2005, the Issuer distributed a share dividend in the form of Series A Preferred Stock to the shareholders of its parent, Corporate Strategies, Inc. The share dividend was distributed pro rata in accordance with the ownership interests of the shareholders in Corporate Strategies, Inc. Timothy J. Connolly and Jan Carson Connolly, shareholders of Corporate Strategies, Inc., received share certificates in the amount of 60,735 and 10,720 Series A Preferred Stock, respectively, which represent 60.735% and 10.720% ownership interest in Corporate Strategies, Inc. One share of Series A Preferred Stock may be converted into 19,500 shares of common stock par value $0.001 per share (the "Common Stock") of the Issuer. The share certificates issued to the Reporting Persons bear a legend restricting the Series A Preferred Stock to be converted into Common Stock prior to the expiration of one year from the date of issuance. The Series A Preferred Stock may be voted as if converted and is subject to any forward or reverse split.


ITEM 4. PURPOSE OF TRANSACTION

            The purpose of the transaction was the distribution by the Issuer of a share dividend in the form of Series A Preferred Stock to the shareholders of its parent, Corporate Strategies, Inc. On August 30, 2005, Timothy J. Connolly and Jan Carson Connolly, shareholders of Corporate Strategies, Inc., received a share dividend in the form of Series A Preferred Stock, distributed pro rata in accordance with the ownership interests of the Reporting Persons in Corporate Strategies, Inc., the parent of the Issuer. Timothy J. Connolly and Jan Carson Connolly received share certificates in the amount of 60,735 and 10,720 Series A Preferred Stock, respectively, which represent their 60.735% and 10.720% ownership interest in Corporate Strategies, Inc.

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CUSIP No. 126369107                                            Page 5 of 7 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a)-(b) Prior to acquiring the Series A Preferred Stock, the Reporting Persons did not beneficially own any outstanding securities of the Issuer. As a result of acquiring the Series A Preferred Stock, Timothy J. Connolly and Jan Carson Connolly own 60,735 and 10,720 Series A Preferred Stock, which represent 60.735% and 10.720% of the issued and outstanding shares of Series A Preferred Stock as of the date hereof, respectively.

      Timothy J. Connolly has the sole power to vote and to dispose of 60,735 shares and Jan Carson Connolly has the sole power to vote and to dispose of 10,720 shares of Series A Preferred Stock.

      (c) The Reporting Persons have not effected, within the last sixty (60) days, any transactions involving the Stock.

      (d) Not applicable.

      (e) Not applicable.


ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


Exhibit No.        Description
----------------   ------------------------------   ----------------------------

Exhibit 1          Joint Filing Agreement            Provided herewith

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CUSIP No. 126369107                                            Page 6 of 7 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 17, 2005                REPORTING PERSONS:



                                         /s/ Timothy J. Connolly
                                         ---------------------------------------
                                         Timothy J. Connolly

                                         /s/ Jan Carson Connollly
                                         ---------------------------------------
                                         Jan Carson Connolly